UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
JULY 26, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Marlin Midstream Partners, LP

File No. 333-189645 - CF#29844

———————————————

        Marlin Midstream Partners, LP submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on June 27, 2013, as amended.

        Based on representations by Marlin Midstream Partners, LP that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.6	through July 31, 2016
Exhibit 10.7	through April 1, 2019
Exhibit 10.8	through July 31, 2015
Exhibit 10.9	through April 1, 2019
Exhibit 10.10	through October 31, 2015
Exhibit 10.11	through October 31, 2015
Exhibit 10.12	through July 31, 2016
Exhibit 10.13	through July 31, 2016
Exhibit 10.14	through July 31, 2016
Exhibit 10.15	through April 30, 2015

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary